Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

February 28, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

( ) Rule 13d-1(b)

( ) Rule 13d-1(c)

(X) Rule 13d-1(d)


Name of Issuer:

Chatham Lodging Trust

Title of Class of Securities:

REIT

CUSIP Number:

16208T102



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP Number: 16208T102				Page 2

1. Name of Reporting Person:

Perennial Investment Partners Limited

S.S. or I.R.S. Identification No. of Above Person:

Not applicable

2. Check the Appropriate Box if a Member of a Group:

Not applicable

3. SEC Use Only

4. Citizenship or Place of Organization:

Melbourne, Australia

Number of Shares Beneficially Owned By Each Reporting Person

With:

5. Sole Voting Power:

630,754 shares

6. Shared Voting Power:

0 shares

7. Sole Dispositive Power:

630,754 shares

8. Shared Dispositive Power:

0 shares

9. Aggregate Amount Beneficially Owned by Each Reporting

Person:

630,754 shares

10. Check Box if the Aggregate Amount in Row 9 Excludes

Certain Shares: ( )

11. Percent of Class Represented by Amount in Row 9:

4.56%

12. Type of Reporting Person*: FI


CUSIP Number: 16208T102				Page 3


Item 1(a) Name of Issuer:

Chatham Lodging Trust

Item 1(b) Address of Issuer's Principal Executive Offices:

50 Cocoanut Row
Suite 200
Palm Beach,FL   33480
United States

Item 2(a) Name of Person Filing:

Perennial Investment Partners Limited

Item 2(b) Address of Principal Business Office or Residence:

Level 29, 303 Collins Street
Melbourne VIC 3000
Australia

Item 2(c) Citizenship:

Australia

Item 2(d) Title of Class of Securities:

REIT

Item 2(e) CUSIP Number:

16208T102


Item 3

Not applicable


Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

630,754

(b) Percent of Class:

4.56%


CUSIP Number: 16208T102				Page 4


(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:

630,754

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

630,754

(iv) shared power to dispose or to direct the disposition of:


Perennial Investment Partners Limited ("Perennial") is an Australian based investment manager with unit trust and client mandate portfolios. As a result of its role as investment manager for Managed Portfolios, Perennial may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios, via its assigned voting rights from Investment
 Management Agreements. These shares were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Issuer. Perennial was incorporated in Australia and holds an Australian Financial Services License (AFSL: 238763).
 It is not registered with the Securities and Exchange
Commission under the investment company act of 1940.



Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities, check the following (X).

Form lodged to report ceasing of beneficial owner



Item 6 Ownership of More than Five Percent on Behalf of

Another Person:

Not applicable




CUSIP Number: 16208T102				Page 5


Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent
Holding Company:

Not Applicable



Item 8 Identification and Classification of Members of the

Group:

Not Applicable



Item 9 Notice of Dissolution of Group:

Not Applicable



Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are in held the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.



March 04, 2011

/s/  Bill Anastasopoulos

Bill Anastasopoulos
Head of Legal and Compliance